September 27, 2005

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Attention:	Matt Franker Staff Attorney
Re:	Crocs, Inc. Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., a Delaware corporation (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated September 9, 2005 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement ("Amendment No. 1") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 1 includes certain other minor changes.

        The supplemental information set forth herein and in the appendices hereto has been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page references, including those set forth in the Staff's comments, have been updated to refer to the page numbers in Amendment No. 1.

        To assist the Staff in reviewing Amendment No. 1, we are delivering by overnight mail to Mr. Franker a copy of this letter, four bound copies of Amendment No. 1, and the supplemental information referenced in this letter. Two of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on August 15, 2005.

General

1.
Comment: We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

Response: To assist the Staff in reviewing the Registration Statement, information on the preliminary price range for the offering is provided in the supplemental material submitted herewith as Appendix 1.

The Company will include an estimated price range and the maximum number of shares to be sold in this offering in a future amendment to the Registration Statement. In any event, the Company will include estimates of the price range and the maximum number of shares to be sold in this offering in the preliminary prospectus that is first circulated to potential investors, and all other non-Rule 430A information will be completed in such preliminary prospectus as well.

2.
Comment: We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

Response: As noted above, the Company will include an estimated price range and the maximum number of shares to be sold in this offering in a future amendment to the Registration Statement. Once this information is finalized and included in the Registration Statement, the Company will be in a position to complete all non-Rule 430A information. Such information will be completed prior to any circulation of a preliminary prospectus to potential investors.

Prospectus Summary, page 1

3.
Comment: Please balance your disclosure concerning your revenues by disclosing your net loss for 2004.

Response: The Company has revised its disclosure on page 1 to address this comment.

4.
Comment: Please balance information in the discussions of your business and growth strategies to describe risks that are related to these strategies. For example, you say that you will continue to highlight the "unique" characteristics of Crocs footwear as a part of your business strategy, yet you have a risk factor that states that some of your competitors make products that are substantially similar, in design and materials, to your footwear.

Response: The Company has added disclosure to the Prospectus Summary under the caption "Risks Affecting Us" on page 3 to address this comment.

Risk Factors, page 7

5.
Comment: Please ensure that each risk factor describes a specific material risk. Several risk factors, including those entitled "We are subject to various environmental laws...", "We are required to comply with government regulation...," "We may face product liability claims," and "We do not anticipate paying cash dividends..." provide a statement of facts but do not clearly explain why these factors are a particular risk to you or investors. Risks that could apply to any company or that are themselves speculative are vague and should be revised or removed.

Response: The Company has removed risk factors from the Prospectus that are themselves speculative or do not state a particular risk to the Company.

6.
Comment: To ensure that each risk factor describes the magnitude of each risk, provide quantitative information where possible. For example, your risks entitled "Future sales of our common stock..." and "If you purchase shares of common stock in this offering..." could be enhanced by stating the number of shares eligible for resale under Rule 144 and the amount of dilution shareholders will experience, respectively.

Response: The Company will quantify the number of shares eligible for resale under Rule 144 following determination of the aggregate number and distribution of shares to be sold by the selling stockholders, and the dilution to new investors following determination of the offering price.

Risks Related to Crocs, Inc., page 7

We have a limited operating history ..., page 7

7.
Comment: Please expand your discussion to clarify how your recent rapid growth has made your current operations and expected future operations substantially different from your past operating history, as well as how this constitutes a risk to investors.

Response: The Company has revised its disclosure on page 9 to address this comment.

If we do not accurately forecast consumer demand ... page 18

8.
Comment: Please specify your lead times for design and production in order to give investors a better sense of the magnitude of this risk.

Response: The Company has revised its disclosure to address this comment. The sentence relating to the Company's lead times was relocated to page 11, because it relates more to the risks relating to the Company's ability to introduce new products than to forecasting of consumer demand.

Use of Proceeds, page 26

9.
Comment: We note your statement on page 40 that you intend to use a portion of the proceeds of this offering "to increase[e] our manufacturing capacity of approximately $7 million," while no mention of such use is disclosed in this section. If you have specific plans to use a portion of the offering proceeds in this manner, please revise your discussion to include this use, as contemplated by Item 504 of Regulation S-K and Instruction 2 thereunder.

Response: The Company has revised its disclosure on page 28 to address this comment.

10.
Comment: We note that you have registered $145 million of common stock. However, this section only contemplates the specific use of $7 million. As required by Item 504 of Regulation S-K, please specify an approximate amount intended to be used for each purpose that you identify in this section, including developing your international operations and increasing your marketing activities. If you have no specific plans for any significant portion of the proceeds of this offering, please disclose this. Finally, while you may reserve the right to change the use of proceeds, this reservation must be due to contingencies that you specifically discuss. You must also discuss alternatives to such uses if the contingencies take place. See Instruction 7 to Item 504.

Response: The Company has revised its disclosure on pages 28 and 29 to address this comment. Note in particular that the Company has included a discussion of the principal reasons for the offering as called for by Item 504 of Regulation S-K.

Management's Discussion and Analysis ..., page 32

Seasonality, page 36

11.
Comment: We note your statement that although you cannot assess the effect of seasonality on your operations, seasonal variation in results occurs within your industry and that you expect your business to be similarly affected. Please expand your discussion to disclose how seasonality affects your industry and, given this disclosure, whether investors can expect your results to be similarly affected.

Response: The Company has added disclosure on page 39 to explain what the Company believes to be the normal pattern of seasonal variations in sales for similarly-situated companies, and disclosing that the Company may experience similar seasonal fluctuations and seasonal fluctuations due to the possible impact of weather conditions on demand for the Company's products.

Contractual Obligations and Commercial Commitments, page 42

12.
Comment: Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response: The Company has revised the contractual cash obligations table appearing on page 44 to include estimated interest payments on the Company's debt. The Company has also included disclosure of the assumptions necessary to derive these amounts as a footnote to the table.

Business, page 47

13.
Comment: Please provide additional disclosure regarding the extent of your international operations. For instance, we note disclosure on page 47 and elsewhere that your products are offered internationally in more than 20 countries, while on page 37 you state that your revenues from international sales through March 31, 2005 were immaterial.

Response: The Company has revised its disclosure on pages 1 and 49 to reflect that it has recently commenced selling its products internationally. In addition, as reflected in the Company's modified disclosures on page 39, sales outside of North America for the six months ended June 30, 2005 accounted for $656,000 in revenues.

Product overview, page 49

14.
Comment: Disclosure in your MD&A cites the "year-round appeal" of your products as the reason for few returns. However, the products that you discuss in the Business section appear to be more suitable for warm weather. For example, most of the shoes have ports on the sides, and two are open-toe. None appears to be insulated against cold temperatures. Please explain how you will market your products during cold weather seasons and what seasonal impact on your operations, if any, you expect to experience.

Response: The Company has revised its disclosure on page 36 to reflect that strong demand for its products is the primary reason for low levels of product returns.

Sales and Distribution, page 52

Distribution and Logistics, page 54

15.
Comment: Please elaborate on the services that Expeditors International of Washington, Inc., provides to you. Disclosure in the risk factor entitled "We rely on a single third party for a significant portion of our warehouse, distribution and fulfillment operations..." on page 14 suggests that you engaged Expeditors to operate all of these processes. However, your discussion on page 54 sounds as if Expeditors just makes warehouse space available to you. Please clarify the nature of any services that Expeditors provides, and whether you have any formal agreement with them, including for a short or unspecified term.

Response: The Company has revised its disclosure on pages 55 and 56 to clarify that Expeditors performs substantially all of the distribution and shipping activities conducted at its facility in Aurora, Colorado. The revised disclosure also clarifies that the Company's agreement with Expeditors can be terminated on 60 days' notice.

Raw Materials, page 54

16.
Comment: Please elaborate on and clarify the availability of alternate sources of elastomer resins. We note that your risk factor entitled "We depend on a limited number of suppliers..." on page 13 says that if your supplier of elastomer resins were to cease production of these materials, there is a risk that you would be unable to obtain suitable substitute materials in a timely manner. However, your risk entitled "We face significant competition..." on page 15 says that most of the raw materials you require are readily available for purchase.

Response: The Company has revised its disclosures on pages 17 and 56 in response to this comment. The Company has clarified on page 56 that materials other than the elastomer resins are available from alternative suppliers. Accordingly, the disclosure in those places is no longer inconsistent with the referenced risk factors. The Company also eliminated discussion of raw materials in "We face significant competition...," because this is not a material competitive factor to the Company.

Manufacturing and Sourcing, page 54

17.
Comment: Please clarify whether you have any contract with your 51% supplier in China. We note your statement in the risk factors that you have "arrangements" with suppliers in China, Italy, and Florida. Further, if you do not have any contract with the Chinese supplier to continue manufacturing your products, please clarify this in your risk factor entitled "Because we depend on third party manufacturers ..." on page 12.

Response: The Company has revised its disclosures on pages 14 and 57 in response to this comment. In both places, the Company has clarified that it does not have a written supply agreement with its primary third party manufacturer in China.

18.
Comment: Since, according to several of your risk factors, you appear to be substantially dependent on a limited number of manufacturers, please discuss the availability of other manufacturing resources that you could rely upon if any of your existing manufacturers had insufficient capacity to increase production to meet demand for your products, terminated their contracts with you, or your product supply was otherwise interrupted.

Response: The Company has revised its disclosures on page 57 in response to this comment.

Marketing, page 55

19.
Comment: Please clarify whether the advertising firm you recently engaged is Source Solutions, discussed on page 68. If Source Solutions continues to provide sales and marketing services to you, please disclose this here, as well as in the Certain Relationships" section on page 68.

Response: Source Solutions is not the advertising firm recently engaged by the Company. The Company has added disclosure on page 72 to clarify that Source Solutions no longer provides services to the Company.

Intellectual Property and Trademarks, page 56

20.
Comment: We note disclosure that you consider the formulation of the closed-cell resin used to produce your products to be a trade secret and that you believe this formulation is not generally available elsewhere. We also note your statement that you "employ various means to protect this trade secret." Please expand your discussion to state the basis for your belief that this information is not available elsewhere and why you feel that such information is "proprietary." In addition, please disclose the means by which you protect this trade secret, including whether you have sought or will seek patent protection. We may have additional comment upon review of your response.

Response: The Company has included additional disclosure regarding the development and protection of the formula to the proprietary closed-cell resin. See page 59.

21.
Comment: We note disclosure on page 35 that your products were initially designed and manufactured by Foam Creations, which you subsequently acquired in 2004, and that in the acquisition, you acquired the "rights to the proprietary closed-cell resin...." Revise your disclosure in this section to specify the rights regarding the "proprietary closed-cell resin" that you acquired in 2004. Please state whether you are the sole holder of these rights.

Response: The Company has revised its disclosure accordingly. See pages 3, 38 and 59.

Legal Proceedings, page 57

22.
Comment: Revise your disclosure to state the name of the court in which you filed suit against Holey Soles Holdings Ltd. in January 2005. In addition, please expand your discussion to disclose the factual basis for your trademark and copyright infringement claims. If these claims relate to your closed-cell resin, so state.

Response: The Company has revised its disclosure on page 60 in response to this comment.

Principal and Selling Stockholders, page 73

23.
Comment: Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

Response: To the Company's current knowledge, at least one of the selling stockholders is a broker-dealer or is affiliated with a broker-dealer. Once the complete list of selling stockholders is determined, the Company will add disclosure to the Underwriting section of the Prospectus identifying all selling stockholders that are broker-dealers and stating that they are underwriters with respect to the shares that they are offering for resale.

24.
Comment: For the selling shareholders who are affiliates of broker-dealers, disclose the following:

  •
  that the selling shareholders purchased in the ordinary course of business; and

  •
  that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these selling shareholders are unable to make these representations, please state that they are underwriters.

Response: The Company will add disclosure to the Underwriting section of the Prospectus that selling stockholders that are affiliates of broker-dealers have purchased their shares in the ordinary course of business, and that at the time of the purchase of the shares to be sold in this offering, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares. If the appropriate selling stockholders are unable to make these representations, the Company will state in the Prospectus that they are underwriters.

25.
Comment: Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

Response: The Company will address this comment following determination of the selling stockholders who will participate in the offering.

Underwriting, page 83

26.
Comment: Please expand your disclosure regarding short positions to discuss all of the items noted in Section VIII.A.3. of the staffs Current Issues Outline dated November 2000. The Current Issues Outline is available on our website at www.sec.gov.

Response: The disclosure on page 89 has been expanded accordingly.

27.
Comment: Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Response: No member of the underwriting syndicate will engage in electronic offers, sales or distributions of the shares. In the event this information changes, the Company will supplement its response to identify those underwriters and provide a description of their procedures.

28.
Comment: Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: Piper Jaffray intends to provide certain institutional accounts access to the Company's roadshow, including the preliminary prospectus, via the internet through NetRoadshow Inc. Access to the roadshow via the internet will be in compliance with the rules and regulations promulgated by the SEC, as well as no-action letters issued in connection with Internet roadshows. Pursuant to the Master Services Agreement between Piper Jaffray and NetRoadshow, as amended, a copy of which is provided as Appendix 2. in the supplemental material provided herewith, NetRoadshow will transmit the Company's roadshow to prospective investors by means of the internet through a link to netroadshow.com. Only those prospective investors to whom NetRoadshow will provide a code or password will be able to view the roadshow website, prospective investors will only have access to the website for a 24-hour period and they will not be able to print or download any of the contents of the roadshow. No information concerning the Company or the Prospectus has appeared on netroadshow.com as of the date of this letter. We will promptly send any such information to the Staff when it appears on netroadshow.com in the future.

29.
Comment: Supplementally confirm regarding your directed share program that:

  •
  Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

  •
  No offers were made prior to the filing of the registration statement;

  •
  Offers were made only with the prospectus; and

  •
  No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Please provide us with copies of the materials that you sent to the directed share program participants.

Response: Piper Jaffray has confirmed that:

1.
Except for the underwriting commission, the offers and sales of the directed shares will be made on the same terms as those offered to the general public.

2.
Piper Jaffray has not made and will not make any offers to directed share participants prior to the filing of the registration statement.

  3.
  When Piper Jaffray sends out the directed share program documents on behalf of the Company offering individuals the chance to purchase shares in the program, those documents will be accompanied by a preliminary prospectus.

  4.
  No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Copies of Piper Jaffray's standard directed share documents that will be sent along with a preliminary prospectus to all directed share program participants are included as Appendix 3. in the supplemental materials provided herewith.

30.
Comment: Please disclose the specified circumstances under which the underwriters will determine whether to extend the lock-up period for up to 35 additional days. Similarly, please disclose whether securities may be released from the lock-up agreement through the consent of the underwriters and, if so, the criteria that they will use in determining whether to consent to releasing the securities subject to the lock-up agreement. Specifically, disclose whether they will consider their own positions in the securities as a factor.

Response: The Company has revised the disclosure on pages 87 and 88 accordingly. The underwriters have confirmed to the Company that they will not consider their own position in the Company's common stock in determining whether to extend the lock-up period.

Financial Statements of Crocs, Inc.

General

31.
Comment: Page 4 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response: Information on the stock split is provided in Appendix 1. in the supplemental material submitted herewith. The financial statements and the disclosures throughout the document will be revised in future amendments to reflect the stock split.

In addition, Deloitte & Touche LLP has provided the Company with a signed report. This report was available with the original filing; however, the EDGARized version did not include the appropriate indication of the electronic signature. The conforming signature is included in Amendment No. 1 and will be included in future filings.

32.
Comment: Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Response: The consolidated financial statements have been updated for the June 30, 2004 and 2005 interim periods as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

33.
Comment: Please make arrangements with Deloitte & Touche LLP to have them provide a signed report. We will not be able to perform a review of any amendments until a signed report is provided. Refer to Rule 2-02(a) of Regulation S-X.

Response: Deloitte & Touche LLP has provided the Company with a signed report. This report was available with the original filing; however, the EDGARized version did not include the appropriate indication of the electronic signature. The conforming signature is included in Amendment No. 1 and will be included in future filings.

Statements of Operations, page F-4

34.
Comment: Please provide pro forma tax and EPS financial information on the face of the statement of operations for at least the year ended December 31, 2004 and prior year interim comparable period. The pro forma financial information should assume that you were taxed as a regular corporation for the entire period. Refer to SAB Topic 1:B:1.

Response: The statement of operations has been updated to include the requested pro forma tax and EPS information for the year ended December 31, 2004 and the six months ended June 30, 2004. The Company has also included expanded disclosure in Note 2 under the heading Unaudited Pro Forma Information.

Statements of Stockholders' Deficit, page F-5

35.
Comment: Please revise your financial statements to reclassify to additional paid-in capital your retained earnings as of the date you converted from a limited liability company to a C corporation. Refer to SAB Topic 4:B.

Response: The Company has reviewed the guidance of Section B of Staff Accounting Bulletin Topic 4; however, the Company did not have undistributed earnings or additional paid-in capital on the date of conversion from a limited liability company to a corporation. At the date of conversion, the Company was in an accumulated deficit position and reclassification of the deficit would have resulted in negative additional paid-in capital. Accordingly, the Company believes the current presentation is appropriate for its situation.

36.
Comment: Please present a separate column which shows the changes in the number of shares of common stock.

Response: The Company has included a separate column that shows the changes in the number of shares of common stock for all periods presented.

Note 2. Summary of Significant Accounting Policies, page F-7

37.
Comment: For each period presented, please disclose the amount of research and development costs recorded in accordance with paragraph 13 of SFAS 2.

Response: The Company has included disclosure in Note 2 of the consolidated financial statements on page F-11 for the amount of research and development costs recorded in each period for which an income statement is presented.

38.
Comment: Please provide the disclosures required by paragraph 49 of SOP 93-7, including the total amount charged to advertising expense for each period presented.

Response: The Company has included disclosures in Note 2 of the consolidated financial statements on page F-11 of its accounting policy for advertising costs and the total amount charged to advertising expense for each income statement presented. No other disclosures as required by paragraph 49 of SOP 93-7 are applicable.

39.
Comment: If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response: The Company does not have any slotting fees, buydown programs, significant cooperative advertising programs or other payments to resellers to disclose in its consolidated financial statements for any of the periods presented.

Variable Interest Entities, page F-7

40.
Comment: Please provide the disclosures required by paragraphs 23 through 26 of FIN 46(R), including those required for variable interest entities for which you are the primary beneficiary.

Response: The Company only has one variable interest entity (VIE) for which it is the primary beneficiary. The VIE has been appropriately consolidated in the financial statements as the Company has indicated in its disclosures included in Note 2. Net loss for the VIE for the year ended December 31, 2004 and the six-months ended June 30, 2005 were $54,000 and $8,000, respectively and total assets as of December 31, 2004 and June 30, 2005 were $23,000 and $63,000, respectively. The Company believes this VIE is insignificant to the consolidated Company. Accordingly, we have excluded the disclosures required under paragraphs 23 through 26 of FIN 46(R).

Income (Loss) per Share, page F-8

41.
Comment: Please tell us how the redeemable common shares are reflected in your calculation of basic and diluted EPS. Tell us how your treatment of these shares complies with SFAS 128 and paragraph 25 of SFAS 150.

Response: We believe these are common shares as defined by SFAS 128. The redeemable common stock has been included as outstanding common stock (i.e., included in the denominator) for purposes of calculating basic and diluted EPS. The redeemable common stock is currently outstanding and participates in all the rewards to which other common stockholders are entitled and has all the rights of the Company's common stock. Because the redemption feature is conditional, these shares do not fall within the scope of SFAS No. 150 and, consequently, the guidance in paragraph 25 of SFAS No. 150 is not applicable.

42.
Comment: Please tell us more about the rights of each class of common stock and the redeemable convertible preferred shares and how you determined the two-class method of computing EPS was not required. Refer to EITF 03-6.

Response: The Company has two classes of stock; common stock and Series A preferred stock. As disclosed in the financial statements, the Company has issued 36,000 shares of common stock that have a redemption feature that will expire upon an IPO. That redemption feature is the only difference between the shares of common stock. The Company's Series A preferred stock is convertible into common stock on a one for one basis (which was in effect at its issuance) and has a redemption feature that will expire upon an IPO. The Series A preferred stock is entitled to a 5% cumulative preferred dividend, until converted or redeemed, and has a liquidation preference equal to its original issuance price of $5.5 million plus accumulated and unpaid dividends. As discussed below, on April 15, 2005, the Series A preferred stock was amended to participate in dividends with common stock.

Through March 31, 2005, the Company's common stock class was the only type of security that contractually participated in undistributed earnings of the Company. None of the other securities contractually participated (conditionally or otherwise) in undistributed earnings with the common stock. Accordingly, the Company believes the two-class method is not applicable through this period end. However, on April 15, 2005, the Company's redeemable convertible preferred shares were amended to include rights where in the event dividends are paid on any share of common stock, the Company shall pay an additional dividend on all outstanding shares of the preferred shares in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock. As a result of this amendment, EITF 03-6 is now applicable and the June 30, 2005 consolidated financial statements reflect the application of the two-class method.

43.
Comment: For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were antidilutive.

Response: In Note 2 on page F-10 of the consolidated financial statements, the Company has separately disclosed the number of shares by type of security that were not included in the diluted EPS because they were antidilutive.

Foreign Currency Translation and Foreign Currency Transactions, page F-9

44.
Comment: Please disclose the total transaction gain or loss recorded for each period presented as required by paragraph 30 of SFAS 52. Please also disclose how you determine which line items should include these amounts. Given you discussion of other expense on page 39, it appears that certain transaction gains or losses are reported in other expense whereas you say here these amounts are reported in selling, general, and administrative expense.

Response: Total transaction gains for the years ended December 31, 2002, 2003 and 2004 were $0, $0 and $93,000, respectively and for the six-months ended June 30, 2004 and 2005 were $0 and $139,000, respectively. The Company believes these amounts are immaterial and have excluded the disclosures. The Company mistakenly stated on pages 38 and 39 of the original filing that other expense included transaction gains or losses; those disclosures have been revised accordingly.

45.
Comment: The disclosures on page F-41 state that you have entered into various foreign exchange contracts. Please disclose how you account for these contracts, with reference to the applicable accounting literature.

Response: The Company has separately disclosed the accounting treatment for Foam Creations Inc.'s foreign exchange contracts in Note 2 of the consolidated financial statements on page F-11.

Unaudited Pro Forma Information, page F-12

46.
Comment: Please also provide similar pro forma information here and on the face of your statements of operations for the year ended December 31, 2004. Please also present pro forma net income (loss) on the face of your statements of operations. Similarly revise your summary and selected financial data sections as well.

Response: The Company has revised Note 2 of the consolidated financial statements to include on page F-15 a reconciliation of basic pro forma income per common share and diluted pro forma income per common share for the year ended December 31, 2004 and for the six-month period ended June 30, 2004. The Company has also updated the summary and selected financial data and the consolidated statements of operations to include pro forma net income (loss).

Note 12. Commitments and Contingencies, page F-21

47.
Comment: Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Response: The Company has revised the disclosure in Note 12 on pages F-24 and F-25 to discuss its accounting policy for escalation clauses in its leases and its accounting for indexes in its leases in Note 12 of the consolidated financial statements. The Company does not have capital improvement funding or other lease concessions.

Note 13. Related Parties, page F-22

48.
Comment: Given the pricing under the exclusive distribution agreement is set at a discount off the current wholesale pricing, please tell us how this agreement with your former chief executive officer is reflected in your financial statements. Please tell us what considerations were given regarding the accounting of this agreement, including any applicable accounting literature considered. Please tell us how you determined your current accounting treatment is appropriate.

Response: The distribution agreement with the Company's former chief executive officer did not take effect until July 1, 2005. Accordingly, this agreement has no effect on any financial information presented in the Registration Statement. In future periods, the distribution agreement will be accounted for in accordance with EITF 01-9 and sales discounts provided to the former chief executive's company will be reflected as a reduction of revenue. The Company will also disclose these related party transactions in the notes to the consolidated financial statements of future filings.

Note 14. Equity, page F-23

49.
Comment: Provide us an analysis of all equity issuances, repurchases, grants by significant shareholders to others, and conversions from one equity security to another since July 1, 2004. For each transaction:

  •
  Identify the parties, including any related parties;

  •
  The nature of the consideration; and

  •
  The fair value and your basis for determining the fair value.

  •
  Indicate whether the fair value was contemporaneous or retrospective,

  •
  To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

  •
  For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response: The Company has provided you with an analysis of all equity instruments from July 1, 2004 to June 30, 2005. All conversions of membership units to common stock or preferred stock, as applicable, were on a one-for-one basis at January 4, 2005 and are disclosed in the Company's consolidated financial statements. There were no repurchases or grants by significant shareholders to others for services in the period since July 1, 2004. This information is found in Appendix 4. in the supplemental material submitted herewith.

The Company has provided a timeline in Appendix 4a. of pertinent valuation points of the Company's equity securities since July 1, 2004. This timeline discloses the equity value of the Company at each date and reflects important Company operating results and events that affected the equity value of the Company. The Company has experienced a significant rise in its valuation over the past year as a result of increased demand and markets for its products, expanded production, increased brand recognition, and the possibility of a public offering. The various valuation dates since July 1, 2004 are discussed in detail below.

June 30, 2004—Fair Value of $172 per share. In June 2005, the Company offered Class C membership units (see Note 15 of the consolidated financial statements) to certain investors, including independent, third-party investors. These units were convertible on a one-for-one basis to common shares. As a result of this conversion feature, the sale of these securities to third parties represents an independent measurement of fair value. The 5% dividend right is not considered to be a material portion of the agreement.

Intervening Periods from June 30, 2004 to January 1, 2005. For the fair value of the Company during the intervening periods, the Company's management and Board of Directors utilized the two valuation points of June 30, 2004 and January 1, 2005. After reviewing the continued growth in the operating results of the Company between July 1 and December 31, 2004, the Company's management and its Board of Directors determined that a ratable allocation was appropriate during these periods to determine valuation.

January 1, 2005—Fair Value of $398 per share. In June 2005, the Company retained Clifton Gunderson LLP as an independent appraiser of the Company's equity. This valuation represents an independent measure of fair value. Clifton Gunderson followed the guidance of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" ("AICPA Practice Aid"). Their approach was based on a combination of the Income Approach (Discounted Cash Flow Method) and the Market-Based Approaches (Prior Transaction Method and Guideline Company Method). Assumptions used by Clifton in the valuation included:

  •
  Lack of control discount of 15%

  •
  Lack of marketability discount of 20%

  •
  Risk free rate of 4.9% (used in the income approach)

  •
  Weighted average cost of capital rate of 27.0% (used in the income approach)

  •
  Capitalization rate of 24.5% (used in the income approach)

  •
  Control premium of 18% (used in the market-based approach)

The estimated value of the Company was computed before discounts, based on the methodologies specified above. The valuation then applied, sequentially, the lack of control and the lack of marketability discounts to estimate the fair value of common stock.

May 1, 2005—Fair Value of $790 per share. In July 2005, the Company retained Clifton Gunderson LLP as an independent appraiser of the Company's equity. This valuation represents an independent measure of fair value. See the attached Appendix for assumptions used in this valuation and for comparison to other valuations. Clifton Gunderson followed the guidance of the AICPA Practice Aid. Their approach was based on a combination of the Income Approach (Discounted Cash Flow Method) and the Market-Based Approaches (Prior Transaction Method and Guideline Company Method). Assumptions used by Clifton in the valuation included:

  •
  Lack of control discount of 15%

      •
      Lack of marketability discount of 10%

      •
      Risk free rate of 4.6% (used in the income approach)

      •
      Weighted average cost of capital rate of 27.0% (used in the income approach)

      •
      Capitalization rate of 24.5% (used in the income approach)

      •
      Control premium of 18% (used in the market-based approach)

  See discussion above under January 1, 2005 valuation for treatment of discounts.

  June 30, 2005—Fair Value of $1,160 per share. In September 2005, the Company retained Clifton Gunderson LLP as an independent appraiser of the Company's equity. This valuation represents an independent measure of fair value. See the attached Appendix for assumptions used in this valuation and for comparison to other valuations. Clifton Gunderson followed the guidance of the AICPA Practice Aid. Their approach was based on a combination of the Income Approach (Discounted Cash Flow Method) and the Market-Based Approaches (Prior Transaction Method and Guideline Company Method). Assumptions used by Clifton in the valuation included:

    •
    Lack of control discount of 15%

    •
    Lack of marketability discount of 10%

    •
    Risk free rate of 4.3% (used in the income approach)

    •
    Weighted average cost of capital rate of 26.0% (used in the income approach)

    •
    Capitalization rate of 23.5% (used in the income approach)

    •
    Control premium of 18% (used in the market-based approach)

  See discussion above under January 1, 2005 valuation for treatment of discounts.

Valuations by Clifton Gunderson LLP are in process for the periods ended July 31 and August 31, 2005 and will be performed for the period ending September 30, 2005.

The valuation points from June 2004 through June 2005 show a material increase in the value of the Company. The increase between January 2005 and April 2005 is mainly a result of a significant increase in product sales over those periods and revisions to future projections based on increased consumer demand for the Company's products. Second quarter sales increased to $25.8 million from $11.0 million in the first quarter. The increased demand for the Company's products resulted in revised sales forecasts for the remaining months of 2005, 2006 and beyond. Other factors that caused the fair value increase have been disclosed in Appendix 4a.

As a result of sales of $13.5 million in the month of June 2005 (which exceeded expectations) and the significant backlog levels at June 30, 2005, the Company's management again revised their projections for 2005, 2006 and beyond. These revised projections increased the fair value of the Company's common stock between May 1, 2005 and June 30, 2005 by 47%.

During July, August and September 2005, there were several factors which caused a significant increase in the Company's value due to revised projections including continued increases in sales and backlog, a significant expansion in production at Company-operated and third-party manufacturing facilities, expansion of international sales (particularly in Asia), significant expansion into direct retail sales (mainly through the Company's retail kiosks), expansion of our product lines and the establishment of internal compounding capabilities in Mexico and Canada.

Appendix 1. includes Piper Jaffray's and Thomas Weisel Partners', our investment bankers for the IPO, estimated per share price range for the IPO price and the mid-point of the price range. This value was based on a multiple of 2006 projected net income, assuming that the Company is a public company. Piper Jaffray and Thomas Weisel Partners used multiples on comparable companies.

It should be noted that Clifton Gunderson LLP's valuations were conducted on a non-marketable, minority interest basis and do not account for the liquidity of a public company. The Clifton Gunderson valuations were conducted in accordance with AICPA Practice Aid and its methodologies. In contrast, the underwriters used different methodologies and assumed that the Company was publicly traded.

50.
Comment: Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:

  •
  The reason for the issuance;

  •
  The consideration received by you, if any;

  •
  The fair value of the securities issued;

  •
  Number of options or shares granted;

  •
  Exercise price;

  •
  Fair value of common stock;

  •
  Intrinsic value per option, if any;

  •
  The existence of any conversion or redemption features;

  •
  Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

  •
  If the valuation specialist was a related party, indicate as such.

In MD&A, disclose the aggregate intrinsic value of all outstanding options at June 30, 2005 based on the estimated IPO price.

Response: The Company has revised Notes 14 and 15 of the consolidated financial statements on pages F-26 through F-30 to include the detailed disclosures requested. The Company will add the disclosure in MD&A once the estimated IPO price has been determined and is included in the Registration Statement.

51.
Comment: Please disclose the terms of the conversions of Class A and B membership units into common stock on January 4, 2005 and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

Response: The Company has revised Note 14 of the consolidated financial statements to include the terms of the conversions. The original equity instruments did not contemplate such a conversion; however, the rights and privileges of the old and new instruments were substantially the same. Accordingly, both instruments were converted on a 1 to 1 ratio.

Note 15. Redeemable Convertible Preferred Shares and Note 16. Redeemable Common Shares, page F-25

52.
Comment: Please disclose the terms of the conversions of Class C membership units into Series A Stock and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

Response: The Company has revised Note 15 of the consolidated financial statements to include the terms of the conversion. The original equity instrument did not contemplate such a conversion; however, the rights and privileges of the old and new instruments were substantially the same. Accordingly, the instruments were converted in a 1 to 1 ratio.

53.
Comment: Please tell us about how you will account for the conversion of the Series A Stock and redeemable common shares into common shares, including how you determined the appropriate treatment for the deficit of $391,000 associated with the Class B Units. Please also tell us the terms of the conversions and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

Response: The conversion of the Series A preferred stock and redeemable common shares into common stock will be reflected as a reclassification of the amounts currently recorded outside of permanent equity in accordance with EITF Topic D-98 to permanent equity in common stock and additional paid-in capital. This is consistent with the treatment that has been reflected in the pro forma balance sheet at June 30, 2005 that is included in the consolidated financial statements.

The redeemable common shares were recorded in mezzanine at the fair value on the date the redemption features were added to these securities. Fair value was determined to be $50/unit as several security sales to third parties occurred near the date of the addition of the redemption feature at $50/unit. On the date of the transactions, the Company made the adjustment to move the securities to mezzanine based on the fair value, but insufficient capital existed to reclassify the securities as mezzanine for the full fair value. Accordingly, the remainder, $391,000 was moved from accumulated deficit.

See the response to comments 51 and 52 for discussion on the terms of the conversions.

Financial Statements of Finproject N.A. Inc.

Report of Independent Registered Public Accounting Firm, page F-29

54.
Comment: Please make arrangements with Samson Belair Deloitte & Touche s.e.n.c.r.l. to have them provide a signature on their report. We will not be able to perform a review of any amendments until a signed report is provided. Refer to Rule 2- 02(a) of Regulation S-X.

Response: Samson Belair Deloitte & Touche s.e.n.c.l.r. has provided the Company with a signed report. This report was available with the original filing; however, the EDGARized version did not include the appropriate indication of the electronic signature. The conforming signature is included in Amendment No. 1 and will be included in future filings.

Unaudited Pro Forma Condensed Statement of Operations, page F-47

55.
Comment: For adjustment (b) and (c), please show precisely how you computed these adjustments.

Response: The Company has included disclosure in (b) and (c) on page F-54 showing the calculation of the adjustment to record the amortization expense on the intangible assets resulting from the acquisition and the adjustment to record deferred compensation amortization on granted unvested units issued to employees of Foam Creations.

Part II

Recent Sales of Unregistered Securities, page II-l

56.
Comment: We note your statements that sale of unregistered securities in February 2004 and subsequent equity grants were "deemed" to be exempt from registration under various sections of the Securities Act or rules promulgated thereunder. Please delete this reference or revise your disclosure to otherwise indicate that your management, determined the availability of these exemptions to remove the implication that the Commission made this determination.

Response: The Company has revised its disclosure on page II-2 to address this comment.

57.
Comment: We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

Response: The Company acknowledges the Staff's need to review and comment on the exhibits. Exhibits will be filed as they become available.

58.
Comment: We note that 51% of your products are made by a manufacturer in China, that you have long term agreements with manufacturers in Italy and Florida, that you obtain all of your elastomer resins from one supplier, that a single party provides a majority, if not all, of the compounded closed-cell resin you use, and that you have recently engaged Expediters International of Washington, Inc., to operate your warehouse, distribution, and fulfillment processes for a significant portion of your domestic sales. Please tell us what consideration you have given to filing agreements with any of these parties as exhibits to your registration statement. If you do not believe these contracts are material to your business, please explain why supplementary.

Response: As disclosed in the Prospectus, the Company has no supply agreement in place with its manufacturer in China or with the provider of its elastomer resin, and the Company has only a short-term verbal arrangement with Expeditors.

The Company's manufacturer in Italy provides product manufacturing, as well as substantially all of the Company's compounded closed-cell resin requirements, pursuant to the Amended and Restated Agreement for Supply filed as Exhibit 10.21 to the Registration Statement.

The Company's manufacturer in Florida accounts for an immaterial portion of the Company's total manufacturing, and accordingly, the Company has determined that the agreement with this manufacturer is not a material contract as defined in Item 601(b)(10) of Regulation S-K.

        If we can facilitate the Staff's review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649, Nate Ford at (303) 607-3662, or Michael M. McGawn at (303) 607-3664. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Securities and Exchange Commission, Document Control